Exhibit 99.1

PRESS RELEASE

COMPANY INQUIRIES TO:		MEDIA INQUIRIES TO:

ASM	SAFC Hitech	Mark Button
Ivo Raaijmakers	Dr. Geoff Irvine	Impress Public Relations
+ 31 88 100 8570	geoff.irvine@sial.com	+ 1 408.852.1789
mark@impress-pr.com
Mary Jo Dieckhaus
+1 212 986 2900

ASM International N.V. and SAFC Hitech™

Sign Certified Manufacturer and Partnership Agreement

Deal Paves Way For Use of ALD Ultra High-k Insulators;

Marks Transition to 3x nm Memory Nodes

ALMERE, The Netherlands and ST. LOUIS, Mo., USA –January 6, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and SAFC Hitech™, a business segment within SAFC®, a member of the Sigma-Aldrich® Group (NASDAQ: SIAL), today announced that they have entered into a certified manufacturer and partnership agreement for certain Atomic Layer Deposition (ALD) source materials for advanced Ultra High-k insulators. The agreement provides certification criteria for the chemical source materials, a license to certain ASM ALD patents and a partnership for the marketing and further development of these chemical source materials.

The newly developed ‘cyclopentadienyl’ source materials will enable ALD of next generation Strontium and Barium based Ultra High-k insulators with dielectric constants exceeding 100. By comparison, the Zirconium and Hafnium based High-k insulators that are in production today have dielectric constants less than 30 to 40. An insulator with a higher dielectric constant is expected to allow device manufacturers to produce much smaller capacitors for DRAM memory chips, and microprocessors with smaller transistors. These Ultra High-k materials are expected to be needed for production of 3x nm node memories, beginning around 2011.

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“We see Moore’s law being increasingly enabled by the ability to produce and integrate new materials in the chip manufacturing process,” said Dr. Ivo Raaijmakers, ASM’s Chief Technology Officer and Director of R&D. “Partnership agreements such as this will allow us to develop new materials much more efficiently, and to prepare the supply chain for timely introduction of Ultra High-k materials in the manufacturing process”.

“SAFC Hitech has been working closely with ASM’s research groups for some time, focusing on evaluation and process development of this class of cyclopentadienyl source materials,” added Dr. Peter Heys, Research and Development Director, SAFC Hitech. “This effort has resulted in sources that have demonstrated ALD of high quality, Ultra High-k films. We are now working towards the scale-up for high volume manufacture of both strontium and barium Ultra High-k source precursors. The current target is to have product available in quantities up to and beyond 2011, consistent with ITRS road map requirements and ASM and SAFC Hitech projections.”

About ASM International: ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. Further information can be found at http://www.asm.com

ASM Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

About SAFC Hitech: SAFC Hitech provides a unique chemistry service translating application understanding into performance materials worldwide. Through collaborative partnerships and an integrated approach from research and development, process development and scale up to commercial manufacturing, SAFC Hitech invests in innovation and manufacturing enabling current and future technology needs. Further information can be found at http://www.safchitech.com.

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About SAFC: SAFC® is the custom manufacturing and services group within Sigma-Aldrich that focuses on high-purity inorganics for high technology applications, cell culture products and services for biopharmaceutical manufacturing, biochemical production and the manufacturing of complex, multi-step organic synthesis of APIs and key intermediates. SAFC has manufacturing facilities around the world dedicated to providing manufacturing services for companies requiring a reliable partner to produce their custom manufactured materials. SAFC has four focus areas – SAFC Pharma™, SAFC Supply Solutions®, SAFC Biosciences™, and SAFC Hitech™ – and had annual sales of nearly $600 million in 2007. SAFC is one of the world’s 10 largest fine chemical businesses. For more information about SAFC, visit www.safcglobal.com.

About Sigma-Aldrich: Sigma-Aldrich: is a leading Life Science and High Technology company. Its biochemical and organic chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company has customers in life science companies, university and government institutions, hospitals, and in industry. Over one million scientists and technologists use its products. Sigma-Aldrich operates in 36 countries and has 8,000 employees providing excellent service worldwide. Sigma-Aldrich is committed to Accelerating Customer Success through Leadership in Life Science, High Technology and Service. For more information about Sigma-Aldrich, please visit its award-winning Web site at http://www.sigma-aldrich.com.

SAFC®, SAFC Supply Solutions® and Sigma-Aldrich® are registered trademarks and SAFC Pharma™, SAFC Biosciences™ and SAFC Hitech™ are trademarks of Sigma-Aldrich Biotechnology L.P. and Sigma-Aldrich Co.

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